

February 6, 2012

<u>Via E-mail</u>
Mr. William Lieberman
Acting President, Chief Executive Officer and Principal Financial Officer
Eco-Trade Corp.
1915 Eye Street, NW
Washington, DC 20006

      Re: **Eco-Trade Corp.**
              Form 10-K for fiscal year ended December 31, 2010
              Filed April 15, 2011
              File No. 1-12000

Dear Mr. Lieberman:

      We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Amendment to Form 10-K for fiscal year ended December 31, 2010</u>

<u>General</u>

1.   We have reviewed amendment no. 2 to your annual report on Form 10-K. Based on our review, we reissue comments 4, 5, and 9 of our letter dated November 17, 2011. Please acknowledge these comments in your response letter and confirm for us whether you will comply with these comments in your future Exchange Act filings.

<u>Item 10. Directors, Executive Officers and Corporate Governance</u>

2.   We have reviewed amendment no. 2 to your annual report on Form 10-K and reissue comment 6 of our letter dated November 17, 2011. Please tell us if you have someone who qualifies as an audit committee expert serving on your audit committee and confirm

for us whether you will include this disclosure in your future Exchange Act filings. Refer to Item 407(d)(5) of Regulation S-K.

Please contact Tom Kluck, Legal Branch Chief at 202.551.3233 with any questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief